Exhibit 99.3

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, Canada M9B 6C7	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2010 Financial Statements

MANAGEMENT’S REPORT
March 29, 2011

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The consolidated financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the consolidated financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.  The consolidated financial statements have been audited by Collins Barrow, Chartered Accountants.  Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

Duncan Copeland	Jim Moskos
CEO	COO

Northcore Technologies Inc. 2

AUDITORS' REPORT

To the Shareholders of Northcore Technologies Inc.
We have audited the accompanying consolidated  financial statements of Northcore Technologies Inc., which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated  statements of operations and deficit and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis of our audit opinion.

Opinion
In our opinion, the consolidated  financial statements present fairly, in all material respects, the financial position of Northcore Technologies Inc. as at December 31, 2010, and its financial performance and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2 to the financial statements which describes the material uncertainties that cast significant doubts about the ability of Northcore Technologies Inc. to continue as a going concern.

Other Matter
The financial statements of Northcore Technologies Inc. for the years ended December 31, 2009 and 2008, were audited by another auditor who expressed an unmodified opinion on those statements on March 30, 2010.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada, March 29, 2011

Northcore Technologies Inc. 3

CONSOLIDATED BALANCE SHEETS December 31, 2010 and 2009 (in thousands of Canadian dollars)

	2010	2009

ASSETS
CURRENT
Cash	$90	$226
Accounts receivable	157	253
Deposits and prepaid expenses	36	35
	283	514
INVESTMENT IN SOUTHCORE (Note 4)	-	544
CAPITAL ASSETS (Note 5)	31	47
	$314	$1,105

LIABILITIES
CURRENT
Accounts payable	$404	$331
Accrued liabilities	219	161
Deferred revenue	29	27
Notes payable (Note 7)	530	156
Current portion of secured subordinated notes (Note 8)	412	-
	1,594	675
SECURED SUBORDINATED NOTES (Note 8)	149	446
	1,743	1,121
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 10)	110,762	110,238
Contributed surplus (Note 11)	3,462	3,071
Warrants (Note 12)	839	492
Stock options (Note 13)	1,780	1,425
Conversion feature on secured subordinated notes (Note 8)	667	779
Deficit	(118,939)	(116,021)
	(1,429)	(16)
	$314	$1,105

Going concern (Note 2)
Commitments and contingencies (Note 18)
Canadian and United States accounting policy differences (Note 21)
Subsequent event (Note 22)

On behalf of the Board:

Duncan Copeland	Christopher Bulger
Director	Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars, except per share amounts)

	2010	2009	2008

Revenues (Note 15)	$636	$759	$741

Operating expenses:
General and administrative	1,451	1,269	1,485
Customer service and technology	734	738	689
Sales and marketing	188	181	117
Stock-based compensation (Note 13 (b))	358	183	43
Depreciation	22	29	33
Total operating expenses	2,753	2,400	2,367
Loss from operations before the under-noted	(2,117)	(1,641)	(1,626)

Interest expense:
Cash interest expense	154	260	335
Accretion of secured subordinated notes	160	508	394
Total interest expense	314	768	729
Other expenses (income):
Gain on settlement of debt (Note 7 (b))	(57)	-	-
Provision for impaired investment (Note 4)	544	-	-
Total other expenses	487	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,918)	$(2,409)	$(2,355)
LOSS PER SHARE, BASIC AND DILUTED (Note 10 (e))	$(0.018)	$(0.017)	$(0.022)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,899	140,434	108,861

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 5

CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

	2010	2009	2008
DEFICIT, BEGINNING OF YEAR	(116,021)	(113,612)	(111,257)

LOSS FOR THE YEAR	(2,918)	(2,409)	(2,355)

DEFICIT, END OF YEAR	$(118,939)	$(116,021)	$(113,612)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 6

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

	2010	2009	2008
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the year	$(2,918)	$(2,409)	$(2,355)
Items not affecting cash:
Stock-based compensation	358	183	43
Depreciation	22	29	33
Accretion of secured subordinated notes	160	508	394
Gain on settlement of debt	(57)	-	-
Provision for impaired investment	544	-	-
	(1,891)	(1,689)	(1,885)
Changes in non-cash operating working capital (Note 19)	314	(224)	394
	(1,577)	(1,913)	(1,491)

INVESTING
Capital assets	(6)	(57)	-

FINANCING
Repayment of notes payable (Note 7)	(465)	(233)	(330)
Proceeds from issuance of notes payable (Note 7)	859	-	-
Warrants exercised (Note 12 (b))	170	1,320	-
Options exercised (Notes 13 (d) and 14)	4	154	-
Issuance of common shares and warrants (Notes 10 (d))	1,008	495	-
Share issuance costs (Note 7 (d))	(129)	-	-
Issuance of secured subordinated notes (Note 8)	-	-	1,803
Advances from related parties (Note 6)	-	-	59
Repayment to related parties (Note 6)	-	-	(59)
	1,447	1,736	1,473
NET CASH OUTFLOW DURING THE YEAR	(136)	(234)	(18)
CASH, BEGINNING OF YEAR	226	460	478
CASH, END OF YEAR	$90	$226	$460

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$80	$213	$250

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 19

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

1. DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).

2. GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, and the reported losses and the balance sheet classifications used.

The continued existence beyond 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 21.  The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (See Note 2).

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control.  All inter-company balances and transactions have been eliminated upon consolidation.

Investments
Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method.  Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Northcore Technologies Inc. 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC. The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 20).

On June 24, 2009, the Company entered into a strategic partnership with Pan Pacific through a 40 percent ownership in Southcore.  The consolidated financial statements of the Company reflect the Company’s equity interest in Southcore.  During 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment (See Note 4).

Capital Assets and Depreciation
Capital assets are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware                                          3 years
Computer software                                           1 year or life of the license
Furniture and fixtures                                       5 years
Leasehold improvements                                Shorter of useful life or life of the lease

Software Development Costs
The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

Translation of Foreign Currencies
The accompanying consolidated financial statements are prepared in Canadian dollars.  The Company’s foreign subsidiaries in the United States are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except depreciation of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

Loss Per Share
The treasury stock and the “if converted” methods of calculating diluted loss per share are used.  For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of FASB Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 142, which is analogous to ASC 605, in determining the appropriate revenue recognition methodology.

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC

Northcore Technologies Inc. 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

985; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (VSOE) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

The Company's revenue arrangements may contain multiple elements; however, the adoption of EIC 175 did not have a material impact on the Company's financial statements.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Fee is fixed or determinable; and
•	Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license

Northcore Technologies Inc. 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Deferred Revenue
Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support of e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.

Financial Instruments
Under Section 3855, Financial Instruments – Recognition and Measurement, financial instruments must be classified into one of these five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Transaction costs are expensed when incurred.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

The Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities, notes payable and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the years ended December 31, 2010 and 2009.

The Company had no “other comprehensive income or loss” transactions during the years ended December 31, 2010, 2009, and 2008 and no opening or closing balances for accumulated other comprehensive income or loss.

Stock-Based Compensation
The Company accounts for stock-based compensation using the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other Stock-based Payments.”  The estimated fair value is amortized to expense over the vesting period.  Performance based options are expensed upon achievement of specific criteria.

Northcore Technologies Inc. 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

Stock-based compensation to non-employees is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model or the fair value of services provided, if more reliably measureable.

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets.  This Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method.  The determination of future tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will assess the impact of the new standards on its consolidated financial statements when it completes a business combination.

International Financial Reporting Standards (IFRS)
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

Northcore Technologies Inc. 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan.  The Company has completed the impact analysis, evaluation and design phase and is now in the implementation and review phase.  As part of Company’s IFRS implementation plan, the Company will continue to review the impact on its business activities, its disclosure and internal controls over financial reporting and its financial reporting systems.

4.  INVESTMENT IN SOUTHCORE

During the quarter ended June 30, 2009, the Company entered into a strategic partnership with Pan Pacific through the shared ownership of Southcore.  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares were to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche was to be delivered upon the achievement of certain performance criteria.

The investment was recorded using the equity method of accounting.  The fair value of the first tranche in the amount of $544,000 was calculated as 3,750,000 shares multiplied by the closing trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) immediately preceding the closing date.  The contingent 3,750,000 shares were to be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.  There were no significant operations in Southcore or gain or loss from equity investment recorded during the period from inception to December 31, 2010.

During the year ended December 31, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.  The investment in Southcore was wound-up during the year ended December 31, 2010.

5.  CAPITAL ASSETS

	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)
Computer hardware	$139	$114	$25	$133	$100	$33
Computer software	15	9	6	15	1	14
Leasehold improvements	27	27	-	27	27	-
	$181	$150	$31	$175	$128	$47

During the year ended December 31, 2010, the Company recorded capital asset depreciation in the amount of $22,000 (2009 - $29,000, 2008 - $33,000).

6.  TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2010, interest expense on advances from a director was $nil (2009 - $nil, 2008 - $1,000).

During the year ended December 31, 2010, the Company received and paid advances from a director and officer in the amount of $nil (2009 - $nil, 2008 - $59,000).

During the year ended December 31, 2010, the Company paid $1,000 (2009 - $45,000, 2008 - $9,000) in interest relating to the secured subordinated notes to related parties.

Northcore Technologies Inc. 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

7.  NOTES PAYABLE AND DEMAND LOAN

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000.  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the note holders over the timing of the final settlement amount.

During the year ended December 31, 2010, the Company paid $3,000 (2009 - $80,000) and accrued additional interest in the amount of $3,000 (2009 - $6,000).  The balance outstanding as at December 31, 2010 is $30,000 (2009 - $30,000).

b)
During the year ended December 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000.  The notes payable matured on December 31, 2009 and were secured as per the Series G security terms.

During the year ended December 31, 2009, the Company paid $100,000 and accrued additional interest in the amount of $11,000.  The balance outstanding as at December 31, 2009 was $126,000.

During the year ended December 31, 2010, the Company reached a settlement agreement with the Series G debt holders by paying $86,000 in full settlement of the outstanding balance of $143,000 recorded in the books of the Company.  As a result of this transaction, the Company recorded a gain on debt settlement of notes payable of $57,000

c)
During the year ended December 31, 2010, the Company received operating loans from private investors in the amount of $359,000.  The loans were unsecured, bore interest at 12 percent and were due on demand.

Also during the year ended December 31, 2010, the Company paid $376,000 including accrued interest in the amount of $17,000.  These loans were repaid in full as at December 31, 2010.

On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 is $500,000.

d)
During the year ended December 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount was $80,000.  The note payable matured on December 31, 2009 and was secured as per the Series K security terms.

Upon the initial issuance of the Series K secured subordinated notes, the Company separated the liability and equity components.  For the $50,000 face value, the resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $27,000 and $23,000, respectively.  The liability component was to be accreted to $50,000 over the term of the Series K notes through the recording of non-cash interest expense until such date as which the underlying notes were converted into common shares.

Northcore Technologies Inc. 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

As of the date of the assignment, the liability component had been accreted to $34,000.  As a result of the refinancing and the terms of the note payable, the Company recorded the following amounts during the quarter ended March 31, 2008: (1) the equity component of the Series K notes of $23,000 was transferred to contributed surplus; (2) the 29,000 common shares recorded in the amount of $4,000, which were issued in settlement of previously recorded interest expense of $4,000 on the $50,000 of Series K notes up to the period ended March 31, 2008 were cancelled and the amount was reclassified to the notes payable balance; (3) the 110,000 common shares recorded in the amount of $17,000, which were issued in settlement of the previously recorded interest expense of $17,000 on the Series G notes that were rolled into the $50,000 of Series K notes were cancelled and the amount was reclassified to the notes payable balance; and (4) a charge of $25,000 was recorded in general and administrative expenses in order to record the face amount of the note payable as of the date of refinancing.

During the year ended December 31, 2009, the Company paid $53,000 (2008 - $33,000) and accrued interest in the amount of $1,000 (2008 - $5,000).  The balance of the note was repaid in full as at March 31, 2009.

8.  SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	2010		2009
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N (Note 8 (b))	$600	$412	$600	$289
Series L (Note 8 (d))	360	149	505	157
Closing balance	$960	$561	$1,105	$446
Current portion of notes	$600	$412	$-	$-
Long-term portion of notes	$360	$149	$1,105	$446

b)
During the year ended December 31, 2008, the Company issued Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series N secured subordinated notes.  The Company determined the fair value of the liability component of the Series N notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series N notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $211,000, $215,000 and $174,000, respectively.  The liability component will be accreted to $600,000 over the term of the Series N notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $8,000 were expensed in general and

Northcore Technologies Inc. 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

administrative expenses as incurred on the issuance of Series N notes.

c)
During the year ended December 31, 2008, the Company issued Series M secured subordinated notes with a face value of $678,000.  The Series M notes had a maturity date of July 11, 2013, an annual interest rate of 10 percent and were convertible into equity units at a price of $0.05 per unit.  Interest was payable in cash upon the earlier of conversion or maturity of the notes.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the TSX was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series M notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series M secured subordinated notes.  The Company determined the fair value of the liability component of the Series M notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series M notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $117,000, $315,000 and $246,000, respectively.  The liability component was to be accreted to $678,000 over the term of the Series M notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $8,000 were expensed in general and administrative expenses as incurred on the issuance of Series M notes.

During the year ended December 31, 2009, $678,000 (face value) of the Series M notes (book value of $127,000) were converted, resulting in the issuance of 13,560,000 common shares valued at $315,000 and 13,200,000 warrants valued at $240,000.  The remaining 360,000 warrant conversion features on the Series M notes, valued at $7,000, have expired as per the terms of the notes.

d)
During the year ended December 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature on March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the TSX was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series L secured subordinated notes.  The Company determined the fair value of the liability component of the Series L notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series L notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $119,000, $221,000 and $185,000, respectively.  The liability component will be accreted to $525,000 over the term of the Series L notes through the recording of a non-cash interest expense until such date at which the underlying notes are

Northcore Technologies Inc. 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

converted into common shares.  Financing costs in the amount of $21,000 were expensed in general and administrative expenses as incurred on the issuance of Series L notes.

During the year ended December 31, 2009, $20,000 (face value) of the Series L notes (book value of $6,000) were converted into 200,000 equity units represented by 200,000 common shares valued at $8,000 and 200,000 warrants valued at $7,000.

During the year ended December 31, 2010, $145,000 (face value) of the Series L notes (book value of $46,000) were converted into 1,450,000 equity units represented by 1,450,000 common shares valued at $61,000 and 1,450,000 warrants valued at $51,000.

e)
During the year ended December 31, 2007, the Company issued Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors and officers of the Company.  The Series K notes matured on June 15, 2009, had an annual interest rate of 11 percent and were convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component was to be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a director and shareholder of the Company to a Canadian financial institution (See Note 7 (d)).

Prior to the maturity of the notes in 2009, $290,000 (face value) of the original Series K notes (book value of $271,000) were converted into 2,417,000 common shares valued at $131,000.  Upon maturity on June 15, 2009, the remaining $1,020,000 (face value) balance of the original Series K notes (book value of $1,020,000) was refinanced.  Accordingly, 8,500,000 share conversion features on the original Series K notes, valued at $462,000, were cancelled.

On June 16, 2009, the Company extended the maturity date of the Series K (“Series K-Extension”) secured subordinated notes with a face value of $1,020,000 to December 30, 2009.  The Series K-Extension notes had an annual interest rate of 11 percent and were convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K-Extension notes was payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K-Extension notes, including any accrued interest thereon, were to be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K-Extension notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc. 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K-Extension secured subordinated notes.  The Company determined the fair value of the liability component of the Series K-Extension notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K-Extension notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $625,000 and $395,000, respectively.  The liability component was to be accreted to $1,020,000 over the term of the Series K-Extension notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the year ended December 31, 2009, $1,020,000 (face value) of the Series K-Extension notes (book value of $797,000) were converted into 8,500,000 common shares valued at $395,000.

f)
During the year ended December 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors and officers of the Company. The Series J notes had a maturity date of February 8, 2011, an annual interest rate of 11 percent and were convertible into equity units at a price of $0.15 per unit.  Interest for the first year was payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares.  Interest payable for the remaining term of the notes was payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the TSX was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions were subject to a four month and one day holding period.  The Series J notes wer secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes.  The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively.  The liability component was to be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the year ended December 31, 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000.

During the year ended December 31, 2008, $60,000 (face value) of the Series J notes (book value of $27,000) were converted into 400,000 equity units represented by 400,000 common shares valued at $28,000 and 400,000 warrants valued at $16,000.

During the year ended December 31, 2009, the remaining $225,000 (face value) of the Series J notes (book value of $124,000) were converted into 1,500,000 common shares valued at $105,000 (See table below).  During 2009, 1,500,000 warrant conversion features on the Series J notes, valued at $60,000, expired as per the terms of the notes.

g)
During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000.  The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors and officers of the Company. The Series I notes had a maturity date of

Northcore Technologies Inc. 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

September 12, 2010, an annual interest rate of 11 percent and were convertible into equity units at a price of $0.15 per unit.  Interest for the first year was payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares.  Any of the first year interest not paid through the issuance of shares shall be paid in cash.  Interest payable for the remaining term of the notes was payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expired on September 12, 2010.  The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes.  The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively.  The liability component was to be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes.  A portion of these financing costs, in the amount of $32,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit.  The option expires on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options.  The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.  These options were exercised by PowerOne during the year ended December 31, 2009 (See Note 14).

During the year ended December 31, 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000.

During the year ended December 31, 2009, the remaining $300,000 (face value) of the Series I notes (book value of $197,000) were converted into 2,000,000 equity units represented by 2,000,000 common shares valued at $86,000 and 2,000,000 warrants valued at $81,000.

h)
During the year ended December 31, 2010, the Company recorded cash interest expense aggregating $154,000 (2009 - $260,000, 2008 - $335,000) and interest accretion of $160,000 (2009 - $508,000, 2008 - $394,000).

i)	As at December 31, 2010, accrued liabilities include $62,000 (2009 - $53,000) of unpaid interest payable relating to the secured subordinated notes.

Northcore Technologies Inc. 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

j)	The following summarizes the change in the face and carrying values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes (liability component)	2010		2009
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$1,105	$446	$3,638	$1,855
Accreted (non-cash) interest	-	161	-	508
Issuance of notes:
Series K-Extension (Note 8 (e))	-	-	1,020	625
Conversion of notes:
Series M (Note 8 (c))	-	-	(678)	(127)
Series L (Note 8 (d))	(145)	(46)	(20)	(6)
Series K-Extension (Note 8 (e))	-	-	(1,020)	(797)
Series K (Note 8 (e))	-	-	(290)	(271)
Series J (Note 8 (f))	-	-	(225)	(124)
Series I (Note 8 (g))	-	-	(300)	(197)
Maturity of notes:
Series K (Note 8 (e))	-	-	(1,020)	(1,020)
Closing balance	$960	$561	$1,105	$446

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2010		2009
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	22,100	$779	67,537	$2,280
Issuance of notes:
Series K-Extension (Note 8 (e))	-	-	8,500	395
Conversion of notes:
Series M (Note 8 (c))	-	-	(26,760)	(554)
Series L (Note 8 (d))	(2,900)	(112)	(400)	(15)
Series K-Extension (Note 8 (e))	-	-	(8,500)	(395)
Series K (Note 8 (e))	-	-	(2,417)	(131)
Series J (Note 8 (f))	-	-	(1,500)	(105)
Series I (Note 8 (g))	-	-	(4,000)	(167)
Expiry of conversion features:
Series M (Note 8 (c))	-	-	(360)	(7)
Series K (Note 8 (e))	-	-	(8,500)	(462)
Series J (Note 8 (f))	-	-	(1,500)	(60)
Closing balance	19,200	$667	22,100	$779

Northcore Technologies Inc. 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

9.  INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2010 and 2009, the Company established the valuation allowance at 100 percent of the future tax asset.

	2010	2009
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$6,465	$7,348
Difference in tax and accounting valuations for capital assets and investments	124	53
	6,589	7,401
Valuation allowance	(6,589)	(7,401)
Future tax asset	$-	$-

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 31 percent (2009 – 33 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated below.

	2010	2009
	(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(905)	$(795)
Change in enacted rates	123	1,258
Non-deductible interest on subordinated notes	50	167
Stock-based compensation not deductible for tax	111	60
Write-down of investment	169	-
Expiry of tax loss carry-forwards	1,297	-
Other	(33)	41
	812	731
Change to valuation allowance	(812)	(731)
Provision for income taxes	$-	$-

Tax loss carry-forwards at December 31, 2010 expire as follows:

Year	Amount
(in thousands)
2014	$ 3,047
2015	3,351
2026	2,588
2027	2,050
2028	1,969
2029 2030 Tax loss carry-forwards that do not expire	1,700 1,897 9,259
$ 25,861

The Company has net operating loss carry-forwards of $16,602,000 that expire in years 2014 through 2030, and indefinite loss carry-forwards of $9,259,000.  The indefinite loss carry-forwards are comprised of net capital losses from continuing Canadian operations of $4,151,000 and from discontinued operations of $5,108,000, which are available to reduce future year’s capital gains.

Northcore Technologies Inc. 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

10.  SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	2010		2009		2008
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	159,353	$110,238	109,527	$104,676	108,287	$104,495
Shares issued pursuant to:
Conversion of debentures (Note 8)	1,450	107	28,177	2,561	400	55
Payment of interest (Note 10 (c))	232	48	1,068	184	979	147
Warrants exercised (Note 12 (b))	1,083	209	13,200	1,560	-	-
Stock options exercised (Note 13 (d))	45	7	280	73	-	-
Other options exercised (Note 14)	-	-	747	233	-	-
Issuance of treasury shares (Note 4)	-	-	3,750	544	-	-
Equity private placements (Note 10 (d))	10,007	153	2,604	407	-	-
Shares cancelled (Note 7 (d))	-	-	-	-	(139)	(21)
Closing balance	172,170	$110,762	159,353	$110,238	109,527	$104,676

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 3,600,000 (2009 – 5,050,000) common shares for Series L notes and 6,000,000 (2009 – 6,000,000) common shares for Series N notes.

c)	Payment of Interest

During the year ended December 31, 2010, accrued interest in the amount of $48,000 relating to Series L notes was settled through the issuance of 232,000 common shares based on an average fair value of $0.21 per share.

During the year ended December 31, 2009, accrued interest in the amount of $184,000 relating to Series K and L notes was settled through the issuance of 1,068,000 common shares based on an average fair value of $0.17 per share.

During the year ended December 31, 2008, accrued interest in the amount of $147,000 relating to Series K notes was settled through the issuance of 979,000 common shares based on an average fair value of $0.15 per share.

d)	Equity Private Placements

On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the 7,816,000 common shares and 7,816,000 warrants, was $461,000 and $164,000, respectively.

On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period

Northcore Technologies Inc. 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

In connection with the equity line of credit, Northcore incurred direct transaction costs totaling $129,000, which consisted primarily of management fees owing to a party related to GEM and legal fees.  Any other transaction costs, which do not directly relate to the issuance of shares, are expensed in general and administrative expenses as incurred.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

The Company determined the fair value of the warrants at the issued date using the Cox-Rubinstein binomial valuation model.  As a result of the transaction, the Company recorded $562,000 to Warrants, with an offsetting reduction to Share Capital.  In addition, the deferred transaction costs in the amount of $129,000 were recorded as a corporate transaction cost and a reduction to Share Capital.

On September 30, 2009, the Company completed a transaction resulting in the issuance of 2,604,000 equity units, priced at $0.19 per unit, for net proceeds of $495,000.  Each unit consists of one common share and one-half common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30, 2011.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the 2,604,000 common shares and 1,302,000 warrants, was $407,000 and $88,000, respectively.

e)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2010	2009	2008
	(in thousands, except per share amounts)
Numerator:
Loss for the year	$ (2,918)	$ (2,409)	$ (2,355)
Denominator:
Weighted average number of shares outstanding, basic and diluted	162,899	140,434	108,861

Loss per share, basic and diluted	$ (0.018)	$ (0.017)	$ (0.022)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the determination of diluted loss per share, as their impact would have been anti-dilutive.

Northcore Technologies Inc. 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

11.  CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2010	2009
	(in thousands)
Opening balance	$3,071	$2,161
Allocation of recorded value of expired warrants (Note 11 (b))	391	266
Allocation of recorded value of expired conversion features on secured subordinated notes (Note 11 (c))	-	528
Allocation of recorded value of expired stock options (Note 13 (c))	-	116
Closing balance	$3,462	$3,071

b)	During the year ended December 31, 2010, $391,000 (2009 - $266,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 12 (c)).

c)	During the year ended December 31, 2009, $528,000 related to expired conversion features on secured subordinated notes was allocated to contributed surplus (See Note 8).

12.   WARRANTS

a)	The following table summarizes the transactions within warrants.

	2010		2009
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	10,249	$492	10,783	$510
Warrants issued pursuant to:
Conversion of debentures (Note 8)	1,450	51	15,400	328
Equity private placement (Note 10 (d))	13,816	726	1,302	88
Exercise of other options (Note 14)	-	-	747	72
Warrants exercised (Note 12 (b))	(1,083)	(39)	(13,200)	(240)
Warrants expired (Note 12 (c))	(8,614)	(391)	(4,783)	(266)
Closing balance	15,818	$839	10,249	$492

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 3,600,000 (2009 – 5,050,000) common shares-purchase warrants for Series L notes 6,000,000 (2009 – 6,000,000) common shares-purchase warrants for Series N notes.

b)	Warrants Exercised
During the year ended December 31, 2010, Series I and L note holders exercised 1,083,000 common share-purchase warrants (book value of $39,000) for total proceeds of $170,000.

During the year ended December 31, 2009, the Company announced the conversion of the Series M secured subordinated notes and the exercising of the associated warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired (See Note 8 (c)).

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants for total proceeds $1,320,000.  Prior to the conversion, the warrants had a book value of $240,000.

Northcore Technologies Inc. 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

c)	Warrants Expired
During the year ended December 31, 2010, 8,614,000 Series I warrants (book value of $391,000) expired unexercised and were accordingly cancelled.

During the year ended December 31, 2009, 3,533,000 Series I warrants (book value of $140,000) expired unexercised and were accordingly cancelled.

During the year ended December 31, 2009, 1,250,000 warrants (book value of $126,000) in connection with a private placement in 2005 expired unexercised and were accordingly cancelled.

13.	STOCK OPTIONS

a)	Stock options included in shareholders’ deficiency are comprised of the following components:

	2010	2009
	(in thousands)
Employees (Note 13 (b))	$1,780	$1,425

b)	Employee Stock Options
The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 16,550,000 options have been authorized by the Company’s shareholders for issuance under the stock option plan.

The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2011 and 2015.

A summary of changes in employee stock options for the two years ended December 31, 2010 and 2009 is as follows:

	2010	2009	2010	2009
	Number of Options (in thousands)		Weighted Average Exercise Price
Opening balance	5,036	3,446	$0.15	$0.14
Granted	7,515	1,870	0.15	0.16
Exercised (Note 13 (d))	(45)	(280)	0.10	0.15
Cancelled	(1,560)	-	0.17	-
Closing balance	10,946	5,036	$0.15	$0.15
Exercisable, end of year	6,446	4,466	$0.16	$0.16

A summary of the status of the Company’s outstanding options at December 31, 2010 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life (in years)	Number of Options Exercisable (in thousands)
$0.10	3,888	4.7	972
$0.12	1,800	2.1	1,530
$0.15	258	0.6	258
$0.20	5,000	4.1	3,686
	10,946		6,446

Northcore Technologies Inc. 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

The aggregate exercise price for employee options outstanding at December 31, 2010 was approximately $1,623,000 (2009 - $760,000, 2008 - $496,000).

During the year ended December 31, 2010, the Company granted 7,515,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.15 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.09 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.

During the year ended December 31, 2009, the Company granted 1,500,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.18 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.11 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.  Of these options, 1,300,000 options vested on the date of the grant and the remaining 200,000 options were cancelled during the year ended December 31, 2010.

During the year ended December 31, 2009, the Company granted 370,000 performance-based stock options to employees, officers and directors of the Company.  The options have an exercise price of $0.12 and an expiry date of April 30, 2014.  The weighted average grant date fair value of $0.08 per performance-based option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions. The performance-based options will vest upon the achievement of specific Company performance objectives.  Of these options, 100,000 options have vested as at December 31, 2010.

During the year ended December 31, 2008, the Company granted 480,000 stock options to certain employees of the Company.  The options have an exercise price of $0.10 and expire on December 23, 2013.  These options vest quarterly over a six-quarter period commencing with the quarter ended December 31, 2008.

The Company determined the weighted average fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2010	2009	2008
Fair value	$0.09	$0.11	$0.07
Dividend yield	-	-	-
Risk free interest rate	2.63%	2.32%	1.82%
Volatility	89.10%	79.30%	73.27%
Expected term, in years	5	5	5

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2010, the employee stock option expense was $358,000 (2009 - $183,000, 2008 - $43,000).

c)	During the year ended December 31, 2009, recorded value of $116,000 related to expired non-employee stock options was allocated from stock options to contributed surplus.

d)	During the year ended December 31, 2010, total proceeds of $4,000 were realized from the exercise of 45,000 stock options (book value of $3,000) at an average exercise price of $0.10.

During the year ended December 31, 2009, total proceeds of $42,000 were realized from the exercise of 280,000 stock options (book value of $31,000) at an average exercise price of $0.15.

Northcore Technologies Inc. 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

14.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued to PowerOne 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 8 (g)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

On November 18, 2009, PowerOne exercised the compensation options and purchased 747,000 equity units, consisting of 747,000 common shares valued at $121,000 and 747,000 warrants valued at $72,000.  The Company recorded total proceeds of $112,000, which were attributed to share capital.

15.	REVENUES

Revenues are comprised of the following:

	2010	2009	2008
	(in thousands)
Services	$332	$444	$454
Hosting fees	294	298	249
Royalty fees	10	17	38
	$636	$759	$741

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2010	2009
	(in thousands)
Financial Assets:
Held for trading, measured at fair value
Cash	$90	$226
Loans and receivables, recorded at amortized cost
Accounts receivable	$157	$253
Financial Liabilities:
Other financial liabilities, recorded at amortized cost
Accounts payable, accrued liabilities, notes payable and secured subordinated notes	$1,714	$1,094

The Company had neither available for sale, nor held to maturity financial instruments during years ended December 31, 2010 and December 31, 2009.

b)	Financial Risk Factors

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S dollar currencies.  As the majority of the Company’s revenues are realized in U.S. dollar and expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company

Northcore Technologies Inc. 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2010, the Company incurred foreign exchange losses in the amount of $25,000 (2009 - $4,000, 2008 - $16,000), which is recorded in general and administrative expenses.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

In 2010, one customer accounted for 69 percent (2009 – two customers accounted for 62 percent and 19 percent, respectively, 2008 – two customers accounted for 61 percent and 13 percent, respectively) of total revenues.  At December 31, 2010, two customers accounted for 32 percent and 30 percent, respectively, (2009 – four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	2010	2009
	(in thousands)
Current	$100	$102
Past due (61-120 days)	45	91
Past due (> 120 days)	12	60
	$157	$253

The allowance for doubtful accounts recorded as at December 31, 2010 was $nil (2009 - $nil), as amounts past due at December 31, 2010 were subsequently collected.

Fair Value
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company’s financial instruments carried at fair value on the balance sheet, which consists of cash, are valued using quoted market prices (Level 1).  There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) or Level 3 (valuation technique using non-observable market inputs) as at December 31, 2010.

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series L and N notes as it is not practical to determine the fair value of the notes as at December 31, 2010 considering that they are not publicly traded.

Northcore Technologies Inc. 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, see Going Concern (See Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

As at December 31, 2010, the Company's contractual obligations and financial liabilities, including interest payments due by periods over the next five fiscal years, are as follows:

(in thousands)	Carrying Value	Total	2011	2012	2013	2014	2015
Notes payable	$530	$530	$530	$-	$-	$-	$-
Secured subordinated notes - principal repayment	561	960	600	-	360	-	-
Secured subordinated notes - interest payments	-	136	91	36	9	-	-
Accounts payable	404	404	404	-	-	-	-
Accrued liabilities	219	219	219	-	-	-	-
	$1,714	$2,249	$1,844	$36	$369	$-	$-

17. CAPITAL DISCLOSURES

The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company’s current base of products and services.

The capital structure of the Company consists of debt, net of cash and equity comprised of issued capital, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations.  In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.

18. COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases are as follows:

Year	Amount (in thousands)
2011	$ 156
2012	156
2013	156
2014	130

(b)
During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectual property patents over a six year period for a minimum fee of US $260,000 over the term of the agreement.

Northcore Technologies Inc. 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

19. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2010	2009	2008
	(in thousands)
Accounts receivable	$96	$52	$(186)
Deposits and prepaid expenses	(1)	(7)	11
Accounts payable	73	(239)	249
Accrued liabilities	144	(27)	342
Deferred revenue	2	(3)	(22)
	$314	$(224)	$394

The following table summarizes the non-cash financing activities of the Company.

	2010	2009	2008
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 10 (c))	$48	$184	$147
Reduction in debt from conversion of secured subordinated notes (Note 8 (j))	(46)	(1,522)	(27)
Reduction in conversion feature from conversion of secured subordinated notes (Note 8 (j))	(112)	(1,367)	(44)
Issuance of common shares for investment in Southcore (Note 4)	-	544	-

Northcore Technologies Inc. 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

20. INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested.  The fair value of these warrants of $188,000, calculated at the vesting date, was reflected on the consolidated balance sheets as an acquired agreement.  This acquired agreement was fully amortized as of December 31, 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31,	2010	2009	2008
	(in thousands)

Consolidated Balance Sheets
Current assets	$79	$60	$49
Current liabilities	(65)	(26)	(31)
Net investment	$14	$34	$18
Consolidated Statements of Operations
Operating revenue	$53	$86	$80
Operating expenses (1)	(9)	(44)	(5)
Net income	$44	$42	$75

Consolidated Statements of Cash Flows
Operating activities	$25	$8	$(27)
Investing activities	-	-	-
Financing activities	-	-	-
Net cash inflow (outflow)	$25	$8	$(27)

(1)	For the year ended December 31, 2010, operating expenses include a provision for bad debts in the amount of $nil (2009 - $43,000, 2008 - $nil).

Northcore Technologies Inc. 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

21. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a)	Consolidated Financial Statements

Consolidated Balance Sheets
	2010 CDN. GAAP	2010 U.S. GAAP	2009 CDN. GAAP	2009 U.S. GAAP
	(in thousands)
Cash	$90	$90	$226	$226
Accounts receivable	157	157	253	253
Deposits and prepaid expense	36	36	35	35
Capital assets	31	31	47	47
Other assets	-	-	544	544
Deferred charges (Note 21 (b))	-	9	-	19
Accounts payable and accrued liabilities	(623)	(623)	(492)	(492)
Deferred revenue	(29)	(29)	(27)	(27)
Current portion of notes payable	(530)	(530)	(156)	(156)
Current portion of secured subordinated notes (Note 21 (b))	(412)	(519)	-	-
Secured subordinated notes (Note 21 (b))	(149)	(335)	(446)	(880)
Shareholders’ deficiency (Note 21 (b))	1,429	1,712	16	431

Consolidated Statements of Operations and Comprehensive Loss

	2010	2009	2008
	(in thousands, except per share amounts)
Loss for the year as reported under Canadian GAAP	$(2,918)	$(2,409)	$(2,355)
Adjustments:
Accretion of interest on secured subordinated notes (Note 21 (b))	160	508	394
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(10)	(42)	(21)
Amortization of beneficial conversion feature (Note 21 (b))	(119)	(971)	(303)
Loss and comprehensive loss for the year as reported under U.S. GAAP	$(2,887)	$(2,914)	$(2,285)

Basic and diluted loss per share	$(0.018)	$(0.021)	$(0.021)

Northcore Technologies Inc. 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

(b) Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 8) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  Accordingly, the interest accretion of $160,000 (2009 - $508,000, 2008 - $394,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  Under Canadian GAAP, the Company had previously deferred financing costs associated with the liability component of the notes and amortized them over the term of the related debt instruments.  Under HB Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2010 amortization expense under U.S GAAP is $10,000 (2009 – $42,000, 2008 - $21,000) compared to an amortization expense of $nil (2009 - $nil, 2008 - $nil) under Canadian GAAP.  In addition, the deferred financing costs are $9,000 at December 31, 2010 (2009 - $19,000) under U.S. GAAP as compared to $nil (2009 - $nil) under Canadian GAAP.  Such deferred financing costs are classified as an asset under U.S. GAAP.

Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an amount of $4,000 (2009 - $25,000, 2008 - $nil), representing the unamortized financing charges associated with the conversion of the Series L notes (2009 – Series I, L and M notes, 2008 – Series G), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $nil (2008 - $nil, 2007 - $nil), were allocated to contributed surplus upon the conversion of the notes.

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $nil (2009 - $340,000, 2008 - $776,000) relating to the subordinated notes during the year.  An interest expense of $119,000 (2009 - $971,000, 2008 - $303,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(c) Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures.  Proportionate consolidation is generally not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations by the amounts disclosed in Note 20 as compared to the amounts that would otherwise be reported under U.S. GAAP.  As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the tables of certain financial statement differences items presented above.

Northcore Technologies Inc. 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(in Canadian dollars)

(d) Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2010 are accrued interest payable of $62,000 (2009 - $53,000) and accrued audit fees of $57,000 (2009 - $99,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2010, the Company incurred $119,000 (2009 - $971,000, 2008 - $303,000) in non-cash interest expense associated with secured subordinated notes.

(e) Recent United States Accounting Pronouncements

In September 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Arrangements with Multiple Deliverables (Topic 605), which addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standard on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-14, Revenue Arrangements That Include Software Elements (Topic 985). The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. If a company elects earlier application and the first reporting period of adoption is not the first reporting period in the company’s fiscal year, the guidance must be applied through retrospective application from the beginning of the company’s fiscal year and the company must disclose the effect of the change to those previously reported periods.  The Company is assessing the impact of the new standard on its financial statements.

22. SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2010, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $729,000 after deducting financing fees of $84,000 and legal fees of $25,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 14, 2013.  In addition, the Company issued to the financing agent, an option to purchase 2,250,000 units at a price of $0.08 per unit at any time prior to February 14, 2013.

Northcore Technologies Inc. 34

CORPORATE DIRECTORY – DECEMBER 31, 2010

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CFA, MBA
Chairman of the Board

Duncan Copeland
DBA
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
PhD, CA, MBA
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS Collins Barrow Toronto LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

Issued: 172,169,836
December 31, 2010

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
1-866-393-4891

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

(1)Member of the Audit Committee (2)Member of the Management Resources and Compensation Committee (3)Member of the Corporate Governance Committee	© 2010 Northcore Technologies Inc.

Northcore Technologies Inc. 35